Exhibit 9.01(a)(2)

SAY MEDIA, INC. AND SUBSIDIARIES

SAY MEDIA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
	(Unaudited)
Assets
Current assets:
Cash	$95,296	$334,271
Restricted cash	120,693	120,588
Accounts receivable, net	2,830,068	2,632,999
Prepaid expenses and other current assets	376,480	517,992
Total current assets	3,422,537	3,605,850
Property and equipment, net	12,916	44,952
Internal-use software costs, net	1,623,442	1,485,909
Goodwill	14,517,219	14,517,219
Other assets	67,510	84,284
Total assets	$19,643,624	$19,738,214

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$4,970,348	$3,831,000
Accrued expenses and other liabilities	1,593,581	1,694,703
Accrued compensation	763,559	1,217,234
Income tax payable	123,926	355,063
Deferred revenue	122,734	247,680
Deferred rent	29,500	-
Lease deposit from subtenant	548,434	-
Promissory notes payable	3,695,054	-
Current portion of loans payable to related parties	7,037,868	250,000
Long-term debt	1,057,840	1,700,846
Total current liabilities	19,942,844	9,296,526
Deferred rent, net of current portion	24,234	-
Deferred revenue, net of current portion	260,000	-
Lease deposit from subtenant	-	806,420
Loans payable to related party, net of current portion	-	6,210,000
Total liabilities	20,227,078	16,312,946

Commitments and contingencies (Note 4)

Stockholders’ equity:
Convertible Series Alpha Preferred Stock, $0.0001 par value; 70,000,000 shares authorized; 56,760,766 issued and outstanding; aggregate liquidation preference of $13,062,832	5,676	5,676
Common stock, $0.0001 par value; 160,000,000 shares authorized; 148,433,619 and 148,424,244 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	14,843	14,842
Additional paid-in capital	135,673,510	135,611,274
Accumulated other comprehensive income	61,794	75,274
Accumulated deficit	(136,339,277)	(132,281,798)
Total stockholders’ equity (deficit)	(583,454)	3,425,268
Total liabilities and stockholders’ equity (deficit)	$19,643,624	$19,738,214

See accompanying notes to condensed consolidated financial statements.

2

SAY MEDIA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Revenue	$9,340,245	$9,015,603
Cost of revenue	5,729,280	4,351,384
Gross profit	3,610,965	4,664,219

Operating expenses
Research and development	751,219	2,067,155
Selling, general and administrative	6,753,290	6,471,534
Total operating expenses	7,504,509	8,538,689
Operating loss	(3,893,544)	(3,874,470)

Other income (expense)
Gain on forgiveness of debt	-	26,076,301
Gain on settlements of accounts payable	76,518	494,843
Interest expense, net	(293,517)	(1,090,481)
Other income (expense), net	(6,895)	23,867
Total other (expense) income, net	(223,894)	25,504,530
Income (loss) before income taxes	(4,117,438)	21,630,060
Benefit (provision) for income taxes	59,959	(134,680)
Net income (loss)	(4,057,479)	21,495,380
Foreign currency translation adjustments	(13,480)	(856)
Comprehensive income (loss)	$(4,070,959)	$21,494,524

See accompanying notes to condensed consolidated financial statements.

3

SAY MEDIA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

Nine Months Ended September 30, 2018

	Series Alpha				Additional	Accumulated Other		Total Stockholders’
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	(Deficit)
Balance, January 1, 2018	56,760,766	$5,676	148,424,244	$14,842	$135,611,274	$75,274	$(132,281,798)	$3,425,268
Exercise of stock options	-	-	9,375	1	187	-	-	188
Stock-based compensation	-	-	-	-	62,049	-	-	62,049
Foreign currency translation adjustment	-	-	-	-	-	(13,480)	-	(13,480)
Net loss	-	-	-	-	-	-	(4,057,479)	(4,057,479)
Balance, September 30, 2018	56,760,766	$5,676	148,433,619	$14,843	$135,673,510	$61,794	$(136,339,277)	$(583,454)

Nine Months Ended September 30, 2017

	Series Alpha				Additional	Accumulated Other		Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity
Balance, January 1, 2017	56,760,766	$5,676	148,394,244	$14,839	$135,535,970	$121,002	$(153,111,280)	$(17,433,793)
Exercise of stock options	-	-	17,500	3	347	-	-	350
Stock-based compensation	-	-	-	-	57,751	-	-	57,751
Foreign currency translation adjustment	-	-	-	-	-	(856)	-	(856)
Net income	-	-	-	-	-	-	21,495,380	21,495,380
Balance, September 30, 2017	56,760,766	$5,676	148,411,744	$14,842	$135,594,068	$120,146	$(131,615,900)	$4,118,832

See accompanying notes to condensed consolidated financial statements.

4

SAY MEDIA, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Operating activities
Net income (loss)	$(4,057,479)	$21,495,380
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	16,984	117,856
Amortization	1,063,418	810,824
Amortization of debt issue costs and debt discount	40,283	164,443
Stock-based compensation	62,049	57,751
Interest and fees accrued as debt	247,384	930,324
Gain on forgiveness of debt	-	(26,076,301)
Gain on settlement of accounts payable	(76,518)	(494,843)
Changes in operating assets and liabilities:
Accounts receivable	(197,069)	756,280
Prepaid expenses and other assets	158,286	2,048
Accounts payable	1,215,866	(939,011)
Accrued expenses and other liabilities	(101,122)	(198,747)
Accrued compensation	(453,675)	(261,867)
Income tax payable	(231,137)	122,706
Deferred revenue	135,054	233,071
Deferred rent	53,734	(43,272)
Lease deposit from subtenant	(257,986)	-
Net cash used in operating activities	(2,381,928)	(3,323,358)

Investing activities
Purchase of property and equipment and internal-use software	(1,208,163)	(1,346,123)
Proceeds from sales of property and equipment	22,264	(502)
Net cash used in investing activities	(1,185,899)	(1,346,625)

Financing activities
Proceeds from lines of credit	2,061,500	1,526,000
Payments on lines of credit	(3,163,103)	(559,602)
Proceeds from long-term debt	6,651,271	-
Payments on long-term debt	(5,917,473)	(1,350,000)
Proceeds from promissory notes payable	3,695,054	-
Proceeds from related party debt	350,000	5,120,000
Payments on related party debt	-	(160,000)
Payments on note payable to vendor	(300,000)	(300,000)
Payments on note issuance costs	(35,000)	-
Proceeds from exercise of stock options	188	350
Net cash provided by financing activities	3,342,437	4,276,748
Effect of exchange rate changes on cash and restricted cash	(13,480)	(856)
Net change in cash and restricted cash	(238,870)	(394,091)
Cash and restricted cash, beginning of period	454,859	1,089,891
Cash and restricted cash, end of period	$215,989	$695,800

Supplemental disclosures of cash flow information:
Cash paid for interest	$127,828	$40,669
Cash paid for income taxes	34,247	293

See accompanying notes to condensed consolidated financial statements.

5

SAY MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Nine Months Ended September 30, 2018 and 2017

1. Organization and Basis of Presentation

SAY Media, Inc., a Delaware corporation (“SAY” or the “Company”), including its wholly-owned foreign subsidiaries, SAY Media UK, Ltd., a United Kingdom corporation, and Say Media Canada, LLC, a wholly-owned Delaware corporation, (collectively, the “Company”), is a digital media company. The Company enables brand advertisers to engage today’s social media consumer through rich advertising experiences across its network of web properties. SAY was incorporated in the state of Delaware on March 17, 2005, and its corporate headquarters is located in San Francisco, California. Inactive, wholly-owned domestic subsidiaries, Typepad, Inc. and Lark Media, Inc., were dissolved in early 2018.

The condensed consolidated financial statements of the Company at September 30, 2018, and for the nine months ended September 30, 2018 and 2017, are unaudited. In the opinion of management of the Company, all adjustments, including normal recurring accruals, have been made that are necessary to present fairly the financial position of the Company as of September 30, 2018, and the results of its operations and cash flows for the nine months ended September 30, 2018 and 2017. Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full fiscal year. The balance sheet at December 31, 2017 has been derived from the Company’s audited financial statements at such date.

Going Concern

The Company’s condensed consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s activities are subject to significant risks and uncertainties, as described below.

As discussed further in Note 10, on December 12, 2018, the Company consummated a merger with SM Acquisition Co., Inc. (“SMAC”), a wholly-owned subsidiary of TheMaven, Inc. (the”Maven”), in which SMAC merged with and into the Company with the Company continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of the Maven.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020 the World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern.” Many national governments and sports authorities around the world have made the decision to postpone/cancel high attendance sports events in an effort to reduce the spread of the COVID-19 virus. In addition, many governments and businesses have limited non-essential work activity, furloughed and/or terminated many employees and closed some operations and/or locations, all of which has had a negative impact on the economic environment.

As a result of these factors the Maven has experienced a decline in revenues and earnings since early March 2020. While the Maven has implemented cost reduction measures in an effort to offset such volume declines, the duration of these declines remains uncertain. If the volume declines do not stabilize over the next few months, the Maven’s 2020 financial results and operations may be adversely impacted. The extent of the impact on the Maven’s operational and financial performance will depend on its willingness and ability to take further cost reduction measures as well as future developments, including the duration and spread of the outbreak, related group gathering and sports event advisories and restrictions, and the extent and effectiveness of containment actions taken, all of which are highly uncertain and cannot be predicted at the time of issuance of these condensed consolidated financial statements.

As a result of the above factors, in its quarterly report on Form 10-Q for the period ended September 30, 2018 filed on May 18, 2020, management of the Maven disclosed that it has concluded that there is substantial doubt about the Maven’s ability to continue as a going concern within one year of the date that the accompanying condensed consolidated financial statements are being issued. In addition, the Maven’s previous independent registered public accounting firm, in their report on the Maven’s consolidated financial statements for the year ended December 31, 2017, had also expressed substantial doubt about the Maven’s ability to continue as a going concern.

The ability of the Maven to continue as a going concern is impacted by the uncertainty surrounding COVID-19 and could therefore be dependent upon the Maven’s ability to raise additional funds to ultimately achieve sustainable operating revenues and profitability. In its quarterly report on Form 10-Q for the period ended September 30, 2018 filed on May 18, 2020, the Maven disclosed that its management believes that, based on its current assessment of the impact of COVID-19, it has sufficient resources to fully fund its business operations through April 30, 2021. Due to the uncertainty regarding the duration of the impact of COVID-19 and its effect on the Maven’s financial performance the Maven estimates that it may require additional capital in capital markets today, which are less liquid given the lack of clarity surrounding COVID-19.

The accompanying condensed consolidated financial statements of the Company do not include any adjustments that might result from the outcome of these uncertainties.

6

Certain Significant Risks and Uncertainties

The Company participates in a dynamic media and technology industry. Changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: advances and trends in new technologies; competitive pressures; changes in the overall demand for its services, acceptance of the Company’s services; litigation or claims against the Company based on intellectual property, patent, regulatory, or other factors; and the Company’s ability to attract and retain employees.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). While these statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by GAAP for complete financial statements.

These condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, the allowance for doubtful accounts, depreciation and amortization, the valuation allowance for deferred tax assets, and stock-based compensation.

The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Accordingly, actual results could differ from those estimates under different assumptions or conditions.

7

Concentrations of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company’s cash balances are with federally insured banks and periodically exceed the current insured limits. The Company has not experienced any losses on its cash and cash equivalents.

The Company provides credit, in the normal course of business, to a number of companies and performs credit evaluations of its customers. Accounts receivable from three customers comprised 40% of total accounts receivable as of September 30, 2018, and revenue from one customer represented 28% of total revenue for the nine months ended September 30, 2018. Accounts receivable from two customers comprised 38% of total accounts receivable as of December 31, 2017 and revenue from two customers represented 30% of total revenue for the nine months ended September 30, 2017.

Accounts Receivable

The Company records accounts receivable at the invoiced amount and does not charge interest. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews accounts receivable for amounts that are past due, to identify specific customers with known disputes or collectability issues. In determining the amount of the allowance, the Company makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations and historical credits issued. The allowance for doubtful accounts was $57,913 and $60,000 at September 30, 2018 and December 31, 2017, respectively.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives as follows:

Computer equipment and purchased software	3 years
Leasehold improvements	Lesser of useful life or lease term
Furniture and fixtures	3 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily by reference to the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded in the periods presented.

Internal-Use Software

The Company capitalizes costs when there are substantial enhancements to existing products, preliminary development efforts are successfully completed, and it is probable that the project will be completed, and the software will be used as intended. The Company develops new infrastructure, applications and software products in order to host partner web properties, the Company’s owned and operated web properties and support the Company’s digital media publishing.

The Company capitalizes the relevant costs to develop applications, infrastructure, ad experience and site software products to support its technology, publishing and advertising platforms (collectively referred as capitalized software costs). Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades.

8

The Company periodically evaluates the carrying value of capitalized software costs when events or circumstances warrant such a review. The carrying value of capitalized software costs is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the capitalized software costs. Fair value is determined primarily by the cost method. No impairment charges have been recorded in the periods presented.

Capitalized software costs are amortized on a straight-line basis over two years, which is the estimated useful life of the related asset.

Revenue Recognition

The Company generates revenue primarily from the delivery of digital advertisements for brand advertisers and agencies through its hosted sites. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement with a fixed fee. Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on the number of engagements delivered or by the actions of the viewers. The Company recognizes revenue based on delivery information from a combination of third-party reporting and the Company’s proprietary campaign tracking systems. Arrangements for these services generally have a term of up to three months and in some cases the term may be up to two years. At that time, the Company’s services have been provided, the fees charged are fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured. Amounts received in advance of providing services are recorded as deferred revenue in the accompanying condensed consolidated balance sheets.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor to its customers and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk, and (iv) bearing sole responsibility for fulfillment of the advertising, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

Service Costs

The Company’s cost of revenue primarily consists of revenue-share payments made to digital media property owners, as well as all costs related to generating revenue, including bandwidth charges, video storage and delivery costs, co-location facility expenses, amortization of intangible assets, and allocated compensation and facility costs.

Advertising and Promotion Expense

The Company charges to operations the costs of its advertising and promotions when such costs are incurred. For the nine months ended September 30, 2018 and 2017, the Company charged to operations advertising and promotional costs of $15,879 and $16,077, respectively, which is included in selling, general, and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required.

Level 1. Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active-exchange traded securities and exchange-based derivatives.

9

Level 2. Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

Level 3. Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. Financial assets and liabilities utilizing Level 3 inputs include infrequently-traded non-exchange-based derivatives and commingled investment funds and are measured using present value pricing models.

The Company determines the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company performs an analysis of the assets and liabilities at each reporting period end. The Company measures the fair value for all financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis, respectively.

The carrying amount of the Company’s financial instruments comprising of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term maturity of these instruments.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to its unrecognized tax benefits will occur during the next 12 months.

The Company did not recognize any uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions for any of the periods presented in the financial statements. The Company files tax returns in the United States federal jurisdiction and the State of California. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Stock-Based Compensation

The Company maintains a stock-based compensation plan whereby stock options are granted for services performed by employees. The Company recognizes compensation expense related to the fair value of stock-based awards issued to its employees in its financial statements. The Company uses the Black-Scholes option-pricing model to estimate the fair value of all stock-based awards on the date of grant. The Company recognizes the compensation expense for options on a straight-line basis over the requisite service period of the award.

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is allocated to reporting units and tested for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. The Company has determined that there is one reporting unit for the purpose of performing its annual goodwill impairment test.

10

In testing for potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities to their estimated fair value. If the estimated fair value is less than the carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation. Based on this assessment, the Company concluded that no goodwill impairment was necessary at either September 30, 2018 or December 31, 2017.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries are the local currencies in the countries in which the foreign subsidiaries operate. Accordingly, all monetary assets and liabilities of these subsidiaries are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical rates, and revenue and expenses are translated at average exchange rates during the nine months ended September 30, 2018 and 2017. Net foreign currency transaction gain of $13,480 and $856 is included in other income (expense), net for the nine months ended September 30, 2018 and 2017, respectively.

Defined Contribution Retirement Plan

The Company’s 401(k) Plan (the “401(k) Plan”) is a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating U.S. employees may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit. The Company has the option to provide matching contributions but has not done so to date.

Gain on Settlement of Accounts Payable

During the nine months ended September 30, 2018 and 2017, the Company entered into various settlement agreements whereby it made partial payments to vendors (7 for 2018 and 81 for 2017) in exchange for relief from accounts payable totaling $76,518 and $494,843, respectively. These amounts have been recorded as gain on settlement of accounts payable in the accompanying statements of operations and comprehensive income (loss) in the period in which related settlement agreements were signed.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features; (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument (or embedded conversion feature) is considered indexed to the entity’s own stock. As a result, financial instruments (or embedded conversion features) with down round features are no longer required to be accounted for as derivative liabilities. A company will recognize the value of a down round feature only when it is triggered, and the strike price has been adjusted downward. For equity-classified freestanding financial instruments, an entity will treat the value of the effect of the down round as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion features containing down round provisions, entities will recognize the value of the down round as a beneficial conversion discount to be amortized to earnings. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company early adopted the provisions of ASU 2017-11 as of January 1, 2018. The adoption of ASU 2017-11 did not have any impact on the Company’s financial statement presentation or disclosures.

11

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 eliminates transaction- and industry-specific revenue recognition guidance under current GAAP and replaces it with a principles-based approach for determining revenue recognition. ASU 2014-09 requires that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The FASB has recently issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12, and ASU 2016-20, all of which clarify certain implementation guidance within ASU 2014-09. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company is currently evaluating the implementation approach and the impact of adoption of this new standard, along with subsequent clarifying guidance, on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. ASU 2016-02 has subsequently been amended and modified by ASU 2018-10, 2018-11 and 2018-20. ASU 2016-02 (including the subsequent amendments and modifications) is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the implementation approach and the impact of adoption of this new standard, along with subsequent clarifying guidance, on the Company’s financial statements and related disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the implementation approach and the impact of adoption of this new standard, along with subsequent clarifying guidance, on the Company’s financial statements and related disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the implementation approach and the impact of adoption of this new standard, along with subsequent clarifying guidance, on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

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3. Internal-Use Software

The balance of internal-use software consisted of the following as of September 30, 2018 and December 31, 2017:

	2018	2017
Internal-use software	$8,900,743	$7,699,792
Less accumulated amortization	(7,277,301)	(6,213,883)
Internal-use software, net	$1,623,442	$1,485,909

During the nine months ended September 30, 2018 and 2017, the Company capitalized $1,200,951 and $1,344,034, respectively, of internal-use software costs, and recorded amortization expense associated with previously capitalized internal-use software costs of $1,063,418 and $810,824, respectively, which has been recorded in cost of revenue, research and development and general and administrative costs, as appropriate, in the condensed consolidated statements of operations and comprehensive income (loss).

4. Commitments and Contingencies

Operating Leases

Rent expense for the nine months ended September 30, 2018 and 2017 was $298,685 and $354,979, respectively. The estimated future minimum rental payments required under the Company’s operating leases as of September 30, 2018 are as follows for the periods ending December 31:

2018 (remainder of year)	$40,313
2019	163,125
2020	82,500
Total	$285,938

Contingencies

The Company may be subject to legal claims and actions from time to time as part of its business activities. Management is not currently aware of any matters that will have a material adverse effect on the condensed consolidated financial position, results of operations, or cash flows of the Company.

5. Stockholders’ Equity and Rights and Preferences

The total number of shares that the Company has the authority to issue is 230,000,000, consisting of 160,000,000 shares of common stock, $0.0001 par value per share, and 70,000,000 shares of preferred stock, $0.0001 par value per share. All 70,000,000 authorized shares of preferred stock are designated “Series Alpha Preferred Stock.”

Common Stock

Each holder of common stock is entitled to one vote per common share. At its direction, the Board of Directors may declare dividends on shares of common stock.

Series Alpha Preferred Stock

The preferred stock is classified as convertible Series Alpha preferred stock (“Series Alpha Preferred Stock”).

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Voting – Each holder of Series Alpha Preferred Stock is entitled to vote on all matters and is entitled to the number of votes equal to the number of votes that would be accorded to the number of shares of common stock into which such holder’s preferred stock would be converted.

Dividends – Dividends are payable on the Series Alpha Preferred Stock, if and when declared by the Board of Directors consistent with common stock. In the event that the Company were to declare a dividend payable to holders of common stock, it must first declare a dividend payable to holders of Series Alpha Preferred Stock equal to an amount equal to $0.006137 per annum per share. No dividends have been declared or paid to date.

Liquidation – In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series Alpha Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the $0.2301384 per share plus any declared but unpaid dividends on such shares of Series Alpha Preferred Stock.

Conversion – At the option of the holder, shares of Series Alpha Preferred Stock are convertible into common stock at a rate of 50:1.

Redemption – Shares of Series Alpha Preferred Stock are not redeemable.

6. Stock-Based Compensation

The Company’s Board of Directors has approved the 2015 Stock Plan (the “2015 Plan”). Under the 2015 Plan, the Board of Directors may grant up to 62,521,252 shares of incentive stock options, nonqualified stock options, or stock awards to eligible persons, including employees, nonemployees, members of the Board of Directors, consultants, and other independent advisors who provide services to the Company. In general, options are granted with an exercise price equal to the estimated fair value of the underlying common stock on the date of the grant. Options generally have a contractual life of ten years and vest over four years. Outstanding vested stock options under the 2015 Plan were repurchased on December 12, 2018 in connection with the acquisition of the Company on such date (see Note 10).

Valuation Method

The Company estimates the fair value of stock options granted using the Black-Scholes valuation.

Expected Volatility

As the Company is privately held, there is no observable market for the Company’s common stock. Accordingly, expected volatility has been estimated based on the historical volatilities of several unrelated publicly traded companies within the Company’s industry that management considers to be comparable over a period equivalent to the expected term of the option grants.

Expected Dividend

The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy.

Expected Term

The Company’s historical exercises are not a reasonable basis to estimate the expect term, therefore, the expected term of the Company’s options represents the period that the share-based awards are expected to be outstanding. The Company has elected to use the simplified method to compute the expected term, which the Company believes is representative of future behavior.

Risk-free Interest Rate

The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero coupon issues with an equivalent remaining term.

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Forfeitures

The Company accounts for forfeitures as they occur.

For the nine months ended September 30, 2018 and 2017, the Company’s total stock-based compensation expense was $62,049 and $57,751, respectively, and is recorded in selling, general and administrative costs in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

During the nine months ended September 30, 2018 and 2017 the assumptions used in the Black-Scholes option-pricing model for options granted during the period were as follows:

	2018	2017
Volatility	48.75%	75.0%
Expected dividends	0.0%	0.0%
Expected terms (in years)	6.03	6.02
Risk-free interest rate	2.69%	2.12%

A summary of stock option activity during the nine months ended September 30, 2018 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)
Stock options outstanding at January 1, 2018	18,490,918	$0.27
Granted	854,496	0.05
Exercised	(9,375)	0.02
Forfeited	(1,234,026)	0.05
Stock options outstanding at September 30, 2018	18,102,013	0.28	7.11
Stock options exercisable at September 30, 2018	15,619,036	0.32	6.83

Outstanding stock options to acquire 2,482,977 shares of the Company’s common stock had not vested at September 30, 2018.

As of September 30, 2018, there was $15,536 of total unrecognized compensation expense related to stock options granted which is expected to be recognized over a weighted-average period of approximately 2.44 years.

7. Promissory Notes Payable

On March 19, 2018, the Company entered into a non-binding letter of intent and term sheet thereunder (collectively the “Letter of Intent”) to be acquired by the Maven, a media and publishing technology company. In connection with the Letter of Intent, on March 26, 2018, the Maven loaned $1,000,000 under a secured promissory note (the “Note”) to the Company payable on the six-month anniversary of the earlier of (i) the termination of the Letter of Intent, or (ii) if the Maven and the Company should execute a definitive agreement (as defined in the Letter of Intent, the “Definitive Agreement”), the termination of the Definitive Agreement with respect to the proposed acquisition (such date, the “Maturity Date”). The Note bore interest at the rate of 5% per annum, with all accrued and unpaid interest payable on the Maturity Date, with prepayment permitted without premium or penalty. Additional advances under secured promissory notes were as follows: (1) $250,000 on July 23, 2018 with the same terms as the Note; (2) $322,363 on August 21, 2018 due and payable on February 21, 2019 with the same interest terms as the Note; and (3) $2,108,307 through September 30, 2018 (part of a promissory note executed on November 30, 2018 in the principal amount of $4,322,165) due and payable on or before the first business day following the earlier of (i) the consummation of the acquisition, and (ii) February 21, 2019 with the same interest terms as the Note. The promissory notes were secured against all of the assets of the Company. As of September 30, 2018, the Company was advanced a total of $3,695,054 under the promissory notes (see Note 10).

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8. Long-Term Debt and Loans Payable to Related Parties

Long-term debt and loans payable to related parties consisted of the following as of September 30, 2018 and December 31, 2017:

	2018	2017
Bank note	$-	$1,101,602
Vendor note	131,378	431,378
Loans payable to related parties	7,037,868	6,460,000
Factoring note	902,270	-
Interest and fees accrued as debt	35,859	184,816
Less: unamortized issuance costs and discount	(11,667)	(16,950)
Debt, total	8,095,708	8,160,846
Less: current portion	(8,095,708)	(1,950,846)
Debt, non-current portion	$-	$6,210,000

As of September 30, 2018, scheduled principal payments of long-term debt, including debt with related parties, were $498,420 remaining for the year ending December 31, 2018 and $7,608,955 for the year ending December 31, 2019.

Bank Note

On September 9, 2017, the Company entered into a loan and security agreement which provided for a revolving line of credit with an interest rate equal to the prime rate plus 3.00% (or plus 5.00% in the event of default), a borrowing limit of $2,500,000, and a cash collateral account of $100,000. The note payable to bank had a maturity date of September 6, 2018 and was repaid on March 12, 2018.

The note payable to bank included various financial and nonfinancial covenants, including a liquidity ratio and a minimum quarterly adjusted EBITDA ratio, as defined in the agreement. The Company was out of compliance with these covenants at December 31, 2017; therefore, the debt was classified as a current liability.

On June 29, 2017, the Company executed a payoff letter with a bank wherein all outstanding amounts at that date were forgiven in exchange for a one-time payment of $1,350,000. The Company recognized a gain on extinguishment of debt of $26,076,301, which is included as gain on forgiveness of debt in the accompanying statements of operations and comprehensive income (loss) for the nine months ended September 30, 2017.

Vendor Note

On July 1, 2016, the Company entered into a promissory note with a vendor to settle outstanding accounts payable to that vendor. The note had a beginning principal balance of $983,063 (reduced to $851,946 pursuant to an amendment on August 10, 2016) and bore interest at 2% per annum simple interest on the principal amount only. The note was fully repaid during January 2019.

Loans Payable to Related Parties

On August 11, 2015, the Company entered into a note payable with a significant shareholder for $225,000, which bore interest at 20% per annum, and was due and payable upon demand since the scheduled maturity date of November 12, 2015. The note was repaid on October 19, 2018.

On August 28, 2015, the Company executed a note payable with a related party for $25,000, which bore interest at 20% per annum and was due on demand since the scheduled maturity date of November 12, 2015. The note was repaid on October 19, 2018.

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On February 15, 2017, the Company entered into a long-term debt agreement with an entity controlled by a significant shareholder. Advances under the terms of the loan agreement bore interest at 1.0% per annum and were due on February 15, 2019. As of September 30, 2018 and December 31, 2017, the outstanding balance was $6,549,226 and $6,210,000, respectively. The loan was repaid on December 12, 2018 in connection with the acquisition (see Note 10 for further information).

Factoring Note

On March 9, 2018, the Company entered a factoring note agreement with a finance company to increase working capital through accounts receivable factoring for twelve months, with renewal options for an additional twelve months, with a $3,500,000 maximum facility limit. The facility provides for maximum borrowing up to 85% of the eligible accounts receivable (the “Advance Rate”) and the Company may adjust the amount advances up or down at any time. In the event the finance company decreases the Advance Rate to less than 75% of eligible accounts received, the Company can terminate the note without any penalty fees. The note bears interest at the prime rate plus 4.00% (the Interest Rate”) (7.00% as of September 30, 2018) and provides for a floor rate of 4.50% with a default rate of 3.00% plus the Interest Rate. In addition, the note provides for an initial factoring fee of 0.415% with an annual per day fee of $950.

9. Income Taxes

The provision for income taxes in interim periods is computed by applying an estimated annual effective tax rate against earnings before income tax expense for the period. In addition, non-recurring or discrete items are recorded during the period in which they occur.

During the nine months ended September 30, 2018 a tax benefit of $59,959 was recorded primarily due to a discrete adjustment for return to provision adjustments. During the nine months ended September 30, 2017 a tax expense of $134,680 was recorded based on the annual effective tax rate as adjusted for discrete adjustment for return to provision adjustments. As of December 31, 2017 income tax payable of $355,063 was recognized on the balance sheet as a result of the alternative minimum tax payable.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on available evidence, realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considered projected future taxable income, tax planning strategies, and reversal of taxable temporary differences in making this assessment. As such, the Company has determined that a full valuation allowance against its deferred tax assets is required as of September 30, 2018 and December 31, 2017. The gross deferred tax assets and liabilities as of December 31, 2017 were $7,879,591 and $181,233, respectively, for which a valuation allowance was recorded against its net deferred tax assets.

There were no unrecognized tax benefits as of September 30, 2018 and December 31, 2017.

10. Subsequent Events

Merger

On October 12, 2018, a Definitive Agreement was entered into (including an amendment on October 17, 2018) where the Company and the Maven executed an Agreement and Plan of Merger (the “Merger Agreement”). After the Definitive Agreement was executed, certain payments required under the Merger Agreement were considered for the benefit of the acquiree and accounted for as part of the acquisition transaction. The Company received $3,695,054 of advances as of September 30, 2018 which were considered advances under the Merger Agreement. Advances totaling $1,166,556 as of September 30, 2018 were recognized as forgiveness of promissory notes in the subsequent period upon consummation of the Merger (as described below).

On December 12, 2018, pursuant to the terms of the Merger Agreement the Company consummated the merger with SM Acquisition Co., Inc. (“SMAC”), a wholly-owned subsidiary of the Maven, in which SMAC merged with and into the Company with the Company continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of the Maven (the “Merger”).

In connection with the consummation of the Merger, the Maven paid (i) $6,703,653 to a creditor of the Company, (ii) $250,000 for a transaction bonus to a designated employee of the Company, (iii) $505,246 to the Company’s legal counsel for legal fees and expenses ($450,000 was part of the Merger Advances), and (iv) $2,078,498 for certain payments pursuant to the Merger Advances. The Maven also issued a total of 2,000,000 shares of its restricted common stock, subject to vesting, to certain key personnel of the Company who agreed to continue their employment with the Company. Furthermore, under the terms of the Merger Agreement, the Maven issued 5,500,000 shares of its common stock to the former holders of the Company’s Series Alpha Preferred Stock.

On January 6, 2020 Say Media, Inc. amended its certificate of incorporation to change its name to Maven Coalition, Inc.

The Company performed an evaluation of subsequent events through the date of filing of these financial statements, and other than the aforementioned matter(s), there were no material subsequent events which affected, or could affect, the amounts or disclosures in the financial statements.

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